King & Spalding LLP 1180 Peachtree Street N.E. Atlanta, GA 30309-3521 Tel: +1 404 572 4600 Fax: +1 404 572 5100 www.kslaw.com

November 17, 2020

SUBMISSION VIA EDGAR AND COURIER

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Aaron’s Company, Inc.

Amendment No. 1 to Registration Statement on Form 10-12B

Filed November 12, 2020

File No. 001-39681

Ladies and Gentlemen:

On behalf of our client, The Aaron’s Company, Inc. (the “Company”), this letter responds to the comments from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to Amendment No. 1 to the Company’s draft Registration Statement on Form 10, submitted to the Commission on November 12, 2020 (the “Registration Statement”), contained in your letter dated November 17, 2020 (the “Comment Letter”).

We note that, in connection with this letter, we are publicly filing a second amendment to the Registration Statement on Form 10 (“Amendment No. 2”) electronically via the EDGAR system on the date hereof.

For the Staff’s convenience, the text of the Staff’s comment is set forth below and corresponds to the numbered comment contained in the Comment Letter, followed by the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meaning assigned to them in Amendment No. 2. All page references in the responses set forth below refer to pages of Amendment No. 2.

Securities and Exchange Commission

November 17, 2020

Exhibit 99.1

Reasons for the Separation, page 6

1.

We note your revised disclosure in this section. If known, please revise to include the amount of unpaid separation and distribution costs that Aaron’s SpinCo will be obligated to pay after the effective time of the distribution. Also, please revise to include the dollar amount of the transfer of cash to Parent.

Response: In response to the Staff’s comment, we have revised the relevant disclosures.

Certain Relationships and Related Party Transactions, page 129

2.

We note your response to our prior comment 6 in our letter dated October 5, 2020. Please advise whether the approximate dollar amount involved in each transaction is known, and if so, please disclose that information in this section.

Response: In response to the Staff’s comment, we respectively advise the Staff that the approximate dollar amount involved in each of the transaction agreements described in the Section titled Certain Relationships and Related Party Transactions are not currently known.

Security Ownership of Certain Beneficial Owners and Management, page 142

3.

You disclose that 34,023,090 shares of common stock are expected to be outstanding, based on 68,046,180 shares of Parent common stock outstanding on November 6, 2020, excluding treasury shares and assuming no exercise of Parent options, and applying the distribution ratio. Please reconcile these amounts to the amounts disclosed on page 144 and elsewhere throughout the filing.

Response: In response to the Staff’s comment, we have revised the relevant disclosures.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions regarding this filing, please call me at 404-572-2781.

Sincerely,

/s/ Robert Leclerc
Robert Leclerc